EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2012 compared to three months ended September 30, 2011

During the three months ended September 30, 2012, we had an average of 64.0 containerships compared to 56.4 containerships for the three months ended September 30, 2011. Our fleet utilization declined to 92.6% in the three months ended September 30, 2012 compared to 99.4% in the three months ended September 30, 2011, mainly due to the 342 days for which four of our vessels were off-charter and laid-up in the three months ended September 30, 2012 compared to 17 days for which one of our vessels was off-charter and laid-up in the three months ended September 30, 2011. During the three months ended September 30, 2012, our fleet utilization for the fleet under employment was 98.3% (excluding the vessels on lay-up).

Operating Revenue

Operating revenue increased 24.0%, or $30.3 million, to $156.3 million in the three months ended September 30, 2012, from $126.0 million in the three months ended September 30, 2011.

The increase was primarily a result of the addition to our fleet of three 8,530 TEU containerships, the CMA CGM Bianca, the CMA CGM Samson and the CMA CGM Melisande, on October 26, 2011, December 15, 2011 and February 28, 2012, respectively, as well as five 13,100 TEU containerships, the Hyundai Together, the Hyundai Tenacity, the Hyundai Smart, the Hyundai Speed and the Hyundai Ambition, on February 16, 2012, March 8, 2012, May 3, 2012, June 7, 2012 and June 29, 2012, respectively. These additions to our fleet contributed revenues of $39.7 million during the three months ended September 30, 2012 (736 operating days in total).

Furthermore, operating revenues for the three months ended September 30, 2012, reflect:

•             $2.8 million of incremental revenues in the three months ended September 30, 2012 compared to the three months ended September 30, 2011, related to two 10,100 TEU containerships (the CMA CGM Attila and the CMA CGM Tancredi, which were added to our fleet on July 8, 2011 and August 22, 2011, respectively).

•             $1.2 million decrease in revenues in the three months ended September 30, 2012 compared to the three months ended September 30, 2011, related to the sale of one 2,130 TEU containership, the Montreal, on April 27, 2012.

•             $11.0 million decrease in revenues in the three months ended September 30, 2012 compared to the three months ended September 30, 2011. This was mainly attributable to increased off-hire days by 402 days, to 434 days in the three months ended September 30, 2012, from 32 days in the three months ended September 30, 2011 ($4.8 million reduction in revenue in relation to the four vessels that were off-charter and laid up for 342 days during the three months ended September 30,  2012 compared to 17 days in the three months ended September 30, 2011), as well as re-chartering of certain vessels for a short period at reduced charter rates in the three months ended September 30, 2012.

Voyage Expenses

Voyage expenses increased by $0.1 million, to $3.7 million in the three months ended September 30, 2012, from $3.6 million in the three months ended September 30, 2011. The increase was the result of increased commissions to our Manager, due to the increase in the average number of vessels in our fleet and the increase in the commission on gross charter hires to our Manager, to 1.0% from 0.75%, effective January 1, 2012. This was partially offset by fuel costs recorded in the three months ended September 30, 2011 due to the repositioning of one of our vessels (our vessels are not otherwise subject to fuel costs, which are paid by our charterers), not incurred in the three months ended September 30, 2012.

Vessel Operating Expenses

Vessel operating expenses decreased 0.6%, or $0.2 million, to $31.3 million in the three months ended September 30, 2012, from $31.5 million in the three months ended September 30, 2011. The reduction is mainly attributable to the reduced costs of certain vessels which were off-charter and laid-up for 342 days in the aggregate in the three months ended September 30, 2012 compared to 17 days in the three months ended September 30, 2011. The average daily operating cost per vessel was reduced to $5,835 for the three months ended September 30, 2012, from $6,321 for the three months ended September 30, 2011 (excluding those vessels on lay-up). This overall decrease was offset in part by the increased average number of vessels in our fleet in the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

Depreciation

Depreciation expense increased 37.0%, or $10.4 million, to $38.5 million in the three months ended September 30, 2012, from $28.1 million in the three months ended September 30, 2011. The increase in depreciation expense was due to the increased average number of vessels in our fleet (with higher cost base due to the delivery of our larger newbuildings) during the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 14.3%, or $0.2 million, to $1.6 million in the three months ended September 30, 2012, from $1.4 million in the three months ended September 30, 2011. The increase reflects increased dry-docking and special survey costs incurred and amortized in the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

General and Administrative Expenses

General and administrative expenses increased 8.5%, or $0.4 million, to $5.1 million in the three months ended September 30, 2012, from $4.7 million in the three months ended September 30, 2011. The increase was mainly the result of increased fees to our Manager, due to the increase in the average number of vessels in our fleet.

Interest Expense and Interest Income

Interest expense increased by 68.1%, or $9.8 million, to $24.2 million in the three months ended September 30, 2012, from $14.4 million in the three months ended September 30, 2011. The change in interest expense was due to the increase in our average debt by $550.0 million, to $3,423.4 million in the three months ended September 30, 2012, from $2,873.4 million in the three months ended September 30, 2011, as well as the increased average LIBOR payable on interest under our credit facilities in the three months ended September 30, 2012 compared to the three months ended September 30, 2011. Furthermore, the financing of our newbuilding program resulted in $3.2 million of interest being capitalized, rather than such interest being recognized as an expense, for the three months ended September 30, 2011 compared to nil interest being capitalized for the three months ended September 30, 2012, following the completion of our newbuilding program in June 2012.

Interest income was $0.4 million in the three months ended September 30, 2012 compared to $0.3 million in the three months ended September 30, 2011.

Other Finance Costs, Net

Other finance costs, net, increased by $1.4 million, to $5.0 million in the three months ended September 30, 2012, from $3.6 million in the three months ended September 30, 2011. This increase was mainly due to the $0.8 million increase in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities), as well as increased accrued finance fees of $0.5 million (which accrete in our Statement of Income over the term of the respective facilities) in the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

Other Income/(Expenses), Net

Other income/(expenses), net, was income of $0.3 million in the three months ended September 30, 2012, compared to income of $0.1 million in the three months ended September 30, 2011.

Unrealized and realized (loss)/gain on derivatives

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were applying hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swaps will be recorded in earnings under “Unrealized (Losses)/Gains on Derivatives” from the de-designation date forward.

Unrealized gains of $22.9 million due to the mark to market valuation of our cash flow interest rate swaps were recognized in earnings in the three months ended September 30, 2012. In addition, unrealized losses in Accumulated Other Comprehensive Loss associated with the previously designated cash flow interest rate swaps will be frozen and recognized in earnings when the respective interest payments are recognized in earnings. In this respect, during the three months ended September 30, 2012, we recognized an expense of $35.7 million in our earnings (representing the amortization of the unrealized losses in our Accumulated Other Comprehensive Loss for the respective quarter).

Overall, unrealized gain/(loss) on interest rate swap hedges (including both our cash flow and interest rate swaps) was a loss of $12.9 million in the three months ended September 30, 2012 compared to a loss of $4.7 million in the three months ended September

30, 2011. The unrealized losses recorded in 2011 were attributable to hedge accounting ineffectiveness and mark to market valuation of two of our swaps not qualifying for hedge accounting.

Realized loss on interest rate swap hedges, increased by $6.4 million, to $41.7 million in the three months ended September 30, 2012, from $35.3 million in the three months ended September 30, 2011, which is attributable to the realized losses being deferred for the three months ended September 30, 2011 (as discussed below), partially offset by the higher floating LIBOR rates in the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

In addition, realized losses on cash flow hedges of $7.0 million in the three months ended September 30, 2011 compared to nil in the three months ended September 30, 2012 (due to the delivery of all our vessels under construction in June 2012), were deferred in “Accumulated Other Comprehensive Loss”, rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels that were under construction, which are financed by loans with interest rates that have been hedged by our interest rate swap contracts. The table below provides an analysis of the items discussed above, and which were recorded in the three months ended September 30, 2012 and 2011:

	Three months ended September 30,	Three months ended September 30,
	2012	2011
	(in millions)
Unrealized gain (loss) on swaps	$(12.9)	$(4.7)
Total realized losses of swaps	(41.7)	(42.3)
Realized losses of swaps deferred in Other Comprehensive Loss	—	7.0
Realized losses of swaps expensed in Statement of Income	(41.7)	(35.3)
Unrealized and realized loss on derivatives	$(54.6)	$(40.0)

Nine months ended September 30, 2012 compared to Nine months ended September 30, 2011

During the nine months ended September 30, 2012, we had an average of 62.1 containerships compared to 53.9 containerships in the nine months ended September 30, 2011. Our fleet utilization declined to 93.8% in the nine months ended September 30, 2012 compared to 97.9% in the same period of 2011, mainly due to the 848 days for which certain of our vessels were off-charter and laid-up by us in the nine months ended September 30, 2012. During the nine months ended September 30, 2012, our fleet utilization for the fleet under employment was 98.8% (excluding the laid up vessels).

Operating Revenue

Operating revenue increased 28.7%, or $97.4 million, to $437.2 million in the nine months ended September 30, 2012, from $339.8 million in the nine months ended September 30, 2011.

The increase was primarily a result of the addition to our fleet of three 8,530 TEU containerships, the CMA CGM Bianca, the CMA CGM Samson and the CMA CGM Melisande, on October 26, 2011, December 15, 2011 and February 28, 2012, respectively, as well as five 13,100 TEU containerships, the Hyundai Together, the Hyundai Tenacity, the Hyundai Smart, the Hyundai Speed and the Hyundai Ambition on February 16, 2012, March 8, 2012, May 3, 2012, June 7, 2012 and June 29, 2012, respectively. These additions to our fleet contributed revenues of $80.6 million in the nine months ended September 30, 2012 (1,560 operating days in total).

Furthermore, operating revenues for the nine months ended September 30, 2012, reflect:

•             $36.0 million of incremental revenues in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, related to two 3,400 TEU containerships (the Hanjin Algeciras and the Hanjin Constantza, which were added to our fleet on January 26, 2011 and April 15, 2011, respectively), three 10,100 TEU containerships (the Hanjin Germany, the Hanjin Italy and the Hanjin Greece, which were added to our fleet on March 10, 2011, April 6, 2011 and May 4, 2011, respectively) and two 8,530 TEU containerships (the CMA CGM Attila and the CMA CGM Tancredi, which were added to our fleet on July 8, 2011 and August 22, 2011, respectively).

•             $1.3 million decrease in revenues in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, related to the sale of one 2,130 TEU containership, the Montreal, on April 27, 2012

•             $17.9 million decrease in revenues in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. This was mainly attributable to increased off-hire days by 738 days, to 1,048 days in the nine months ended September 30, 2012, from 310 days in the nine months ended September 30, 2011 (mainly attributable to certain vessels that were off-charter and laid up for 848 days during the nine months ended September 30, 2012 compared to 17 days during the nine months ended September 30, 2011).

Voyage Expenses

Voyage expenses increased by $2.1 million, to $10.0 million in the nine months ended September 30, 2012, from $7.9 million in the nine months ended September 30, 2011. The increase was the result of increased commissions to our Manager, due to the increase in the average number of vessels in our fleet and the increase in the commission on gross charter hires to our Manager, to 1.0% from 0.75%, effective January 1, 2012, as well as increased other voyage expenses due to the increase in the average number of vessels in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Vessel Operating Expenses

Vessel operating expenses increased 6.2%, or $5.4 million, to $92.8 million in the nine months ended September 30, 2012, from $87.4 million in the nine months ended September 30, 2011. The increase is mainly attributable to the increased average number of vessels in our fleet in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. This overall increase was offset in part by the lower average daily operating cost per vessel of $5,924 for the nine months ended September 30, 2012 compared to $6,220 for the nine months ended September 30, 2011 (excluding vessels on lay-up).

Depreciation

Depreciation expense increased 37.6%, or $28.8 million, to $105.4 million in the nine months ended September 30, 2012, from $76.6 million in the nine months ended September 30, 2011. The increase in depreciation expense was due to the increased average number of vessels in our fleet (with higher cost base due to the delivery of our larger newbuildings) in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 8.7%, or $0.4 million, to $4.2 million in the nine months ended September 30, 2012, from $4.6 million in the nine months ended September 30, 2011. During the nine months ended September 30, 2011, we had written-off the remaining unamortized balances of deferred dry-docking and special survey costs of $0.6 million related to two of our vessels, as their new dry-docking was performed before the initially scheduled dates.

General and Administrative Expenses

General and administrative expenses increased 8.6%, or $1.2 million, to $15.2 million in the nine months ended September 30, 2012, from $14.0 million in the nine months ended September 30, 2011. The increase was mainly the result of increased fees of $1.6 million to our Manager, due to the increase in the average number of vessels in our fleet, which were partially offset by a reduction of various general and administrative expenses recorded in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Interest Expense and Interest Income

Interest expense increased by 63.5%, or $24.9 million, to $64.1 million in the nine months ended September 30, 2012, from $39.2 million in the nine months ended September 30, 2011. The change in interest expense was due to the increase in our average debt by $520.6 million, to $3,276.5 million in the nine months ended September 30, 2012, from $2,755.9 million in the nine months ended September 30, 2011, as well as the increased average LIBOR payable on interest under our credit facilities in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Furthermore, the financing of our newbuilding program resulted in $3.7 million of interest being capitalized, rather than such interest being recognized as an expense, for the nine months ended September 30, 2012 compared to $12.9 million of capitalized interest for the nine months ended September 30, 2011.

Interest income was $1.2 million in the nine months ended September 30, 2012 compared to $1.0 million in the nine months ended September 30, 2011.

Other Finance Costs, Net

Other finance costs, net, increased by $2.1 million, to $13.0 million in the nine months ended September 30, 2012, from $10.9 million in the nine months ended September 30, 2011. This increase was mainly due to the increased amortization of $3.9 million in relation to finance fees (which were deferred and are amortized over the life of the respective credit facilities) in the nine months ended September 30, 2012 compared to the same period in 2011, as well as increased accrued finance fees of $0.7 million (which accrete in our Statement of Income over the life of the respective facilities) in the nine months ended September 30, 2012 compared to the same period in 2011, which was partially offset by an expense of $2.3 million recorded in the nine months ended September 30, 2011, in relation to non-cash changes in fair value of warrants.

Other Income/(Expenses), Net

Other income/(expenses), net, was income of $0.8 million in the nine months ended September 30, 2012, compared to an expense of $2.0 million in the nine months ended September 30, 2011. This was mainly the result of legal and advisory fees of $2.3 million related to preparing and structuring the comprehensive financing plan, which were recorded during the nine months ended September 30, 2011, which did not recur in the nine months ended September 30, 2012.

Unrealized and realized (loss)/gain on derivatives

Unrealized (loss)/gain on interest rate swap hedges was a loss of $8.3 million in the nine months ended September 30, 2012, compared to a gain of $1.8 million in the nine months ended September 30, 2011, which is attributable to hedge accounting ineffectiveness, mark to market valuation of our swaps and reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings (due to the discontinuation of hedge accounting from July 1, 2012)

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were applying hedge accounting treatment due to the compliance burden associated with this accounting policy.

Realized loss on interest rate swap hedges, increased by $20.4 million, to $115.8 million in the nine months ended September 30, 2012, from $95.4 million in the nine months ended September 30, 2011, which is attributable to the higher average notional amount of swaps during the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, as well as the realized losses being deferred for the respective periods (as discussed below), which is partially offset by the higher floating LIBOR rates during the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

In addition, realized losses on cash flow hedges of $7.0 million and $24.9 million in the nine months ended September 30, 2012 and 2011, respectively, were deferred in “Accumulated Other Comprehensive Loss”, rather than such realized losses being recognized as expenses, and will be reclassified into earnings over the depreciable lives of these vessels under construction, which are financed by loans with interest rates that have been hedged by our interest rate swap contracts. The reduction of the deferred realized losses is attributable to the gradual delivery of all our vessels under construction through June 2012, when our newbuilding program was completed. The table below provides an analysis of the items discussed above, and which were recorded in the nine months ended September 30, 2012 and 2011:

	Nine months ended September 30,	Nine months ended September 30,
	2012	2011
	(in millions)
Unrealized gain on swaps	$(8.3)	$1.8
Total realized losses of swaps	(122.8)	(120.3)
Realized losses of swaps deferred in Other Comprehensive Loss	7.0	24.9
Realized losses of swaps expensed in Statement of Income	(115.8)	(95.4)
Unrealized and realized loss on derivatives	$(124.1)	$(93.6)

Liquidity and Capital Resources

Our principal source of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

In June 2012, we completed our extensive new-building program that has established Danaos as one of the largest containership operating lessors in the world with a 64-vessel fleet and a 363,049 TEU carrying capacity. Since going public in 2006, we have more than tripled our TEU carrying capacity, which has been growing at a 21% compounded annual growth rate. Today, we believe our fleet is one of the most modern in the industry and includes some of the largest containerships in the world.

Under our existing multi-year charters as of September 30, 2012, we had contracted revenues of $152.5 million for the remainder of 2012, $576.5 million for 2013 and, thereafter, approximately $4.3 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

As of September 30, 2012, we had cash and cash equivalents of $37.6 million. As of September 30, 2012, we had no remaining borrowing availability under our credit facilities. As of September 30, 2012, we had $186.4 million of vendor financing outstanding, of which $46.7 million was payable within the next twelve months, and $3.2 billion of outstanding indebtedness, of which $96.0 million was payable within the next twelve months. Under the agreement, dated January 24, 2011, with certain of our lenders (the “Bank Agreement”), no principal payments are scheduled to be due before May 15, 2013. After that time, however, we are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

As of September 30, 2012, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time. For additional details regarding the Bank Agreement, new credit facilities with existing lenders provided for under the Bank Agreement, Sinosure-CEXIM credit facility and Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exerciseable on a cashless basis.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $97.9 million, to $129.0 million provided by operating activities in the nine months ended September 30, 2012 compared to $31.1 million provided by operating activities in the nine months ended September 30, 2011. The increase was primarily the result of a favorable change in the working capital position and increased cash from operations of $121.6 million, following the increased size of our average fleet in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 and the cash settlement in the nine months ended September 30, 2011, of all legal and advisory fees, as well as the retrospective waiver margin adjustment in relation to our Bank Agreement (See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein), as well as reduced payments for drydocking of $0.7 million in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, which was partially offset by increased interest cost of $24.4 million (including realized losses on our interest rate swaps).

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $84.4 million, to $369.7 million in the nine months ended September 30, 2012 compared to $454.1 million in the nine months ended September 30, 2011. The difference reflects installment payments for newbuildings, interest capitalized and other related capital expenditures, of $375.4 million in the nine months ended September 30, 2012 compared to $454.1 million during the nine months ended September 30, 2011, as well as net proceeds from the sale of the Montreal of $5.6 million received during the nine months ended September 30, 2012.

Net Cash Provided by Financing Activities

Net cash flows provided by financing activities decreased by $30.5 million, to $226.9 million in the nine months ended September 30, 2012 compared to $257.4 million in the nine months ended September 30, 2011. The decrease is primarily due to the decreased net proceeds from long-term debt of $224.6 million during the nine months ended September 30, 2012 compared to $284.8 million in the nine months ended September 30, 2011, the decreased restricted cash of $2.5 million during the nine months ended September 30, 2012 compared to $2.8 million in the nine months ended September 30, 2011, as well as the deferred fees paid to our lenders under the Bank Agreement of $30.2 million in the nine months ended September 30, 2011 (See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012) compared to $0.1 million in the nine months ended September 30, 2012.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, non-cash changes in fair value of warrants, stock based compensation, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives, gain on sale of vessel and other one-time items in relation to the Company’s Comprehensive Financing Plan. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Nine Months ended September 30, 2012	Nine Months ended September 30, 2011
	(In thousands)
Net income	$11,274	$4,379
Depreciation	105,424	76,580
Amortization of deferred drydocking & special survey costs	4,188	4,648
Amortization of deferred realized losses of cash flow interest rate swaps	2,511	1,046
Amortization of finance costs	10,467	6,594
Finance costs accrued (Exit Fee under our Bank Agreement)	1,831	1,163
Interest income	(1,180)	(969)
Interest expense	64,052	39,166
EBITDA	$198,567	$132,607
Comprehensive Financing Plan related fees	—	2,266
Gain on sale of vessel	(830)	—
Stock based compensation	39	70
Non-cash changes in fair value of warrants	—	2,253
Realized loss on derivatives	113,214	95,462
Unrealized gain on derivatives	8,332	(2,861)
Adjusted EBITDA	$319,322	$229,797

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities

	Nine Months ended September 30, 2012	Nine Months ended September 30, 2011
	(In thousands)
Net cash provided by operating activities	$129,035	$31,138
Net /(decrease)/increase in current and non-current assets	5,757	15,774
Net (increase)/decrease in current and non-current liabilities	(4,931)	15,045
Net interest	62,872	38,197
Payments for dry-docking and special survey costs deferred	6,340	7,008
Gain on sale of vessel	830	—
Stock based compensation	(39)	(70)
Change in fair value of warrants	—	(2,253)
Unrealized gain on derivatives	(8,332)	2,861
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	7,035	24,907
EBITDA	$198,567	$132,607
Comprehensive Financing Plan related fees	—	2,266
Stock based compensation	39	70
Gain on sale of vessel	(830)	—
Non-cash changes in fair value of warrants	—	2,253
Realized loss on derivatives	113,214	95,462
Unrealized gain on derivatives	8,332	(2,861)
Adjusted EBITDA	$319,322	$229,797

	Nine Months ended September 30, 2012	Nine Months ended September 30, 2011
	(In thousands)
Net cash provided by operating activities	$129,035	$31,138
Net cash used in investing activities	(369,743)	(454,120)
Net cash provided by financing activities	226,921	257,414

EBITDA increased by $66.0 million, to $198.6 million in the nine months ended September 30, 2012, from $132.6 million in the nine months ended September 30, 2011. The increase is mainly attributable to increased operating revenues of $437.2 million in the nine months ended September 30, 2012 compared to $339.8 million in the nine months ended September 30, 2011, as well as reduced other finance costs of $0.7 million (excluding amortization of deferred finance costs of $10.5 million and finance costs accrued of $1.8 million) in the nine months ended September 30, 2012 compared to $3.2 million (excluding amortization of deferred finance costs of $6.6 million and finance costs accrued of $1.2 million) in the nine months ended September 30, 2011 and reduced other income/(expenses), net of $0.8 million income in the nine months ended September 30, 2012 compared to an expense of $2.0 million in the nine months ended September 30, 2011, as well as a gain on sale of vessel of $0.8 million in the nine months ended September 30, 2012 compared to nil in the nine months ended September 30, 2011, which were partially offset by increased operating expenses of $92.8 million in the nine months ended September 30, 2012 compared to $87.4 million in the nine months ended September 30, 2011, increased unrealized and realized losses on derivatives of $121.5 million (excluding amortization of deferred realized losses of cash flow interest rate swaps of $2.5 million) in the nine months ended September 30, 2012 compared to $92.6 million (excluding amortization of deferred realized losses of cash flow interest rate swaps of $1.0 million) in the nine months ended September 30, 2011, increased voyage expenses of $10.0 million in the nine months ended September 30, 2012 compared to $7.9 million in the nine months ended September 30, 2011 and increased general and administrative expenses of $15.2 million in the nine months ended September 30, 2012 compared to $14.0 million in the nine months ended September 30, 2011.

Adjusted EBITDA increased by $89.5 million, to $319.3 million in the nine months ended September 30, 2012, from $229.8 million in the nine months ended September 30, 2011. The increase is mainly attributable to increased operating revenues of $437.2 million in the nine months ended September 30, 2012 compared to $339.8 million in the nine months ended September 30, 2011, as well as increased other income/(expenses), net of $0.8 million income in the nine months ended September 30, 2012 compared to $0.3 million income in the nine months ended September 30, 2011 (excluding one-off fees related to our comprehensive financing plan of $2.3 million), which were partially offset by increased operating expenses of $92.8 million in the nine months ended September 30, 2012 compared to $87.4 million in the nine months ended September 30, 2011, increased voyage expenses of $10.0 million in the nine months ended September 30, 2012 compared to $7.9 million in the nine months ended September 30, 2011 and increased general and administrative expenses of $15.2 million in the nine months ended September 30, 2012 compared to $14.0 million in the nine months ended September 30, 2011.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 10 to our unaudited condensed consolidated financial statements included in this report. Under the Bank Agreement our previously existing credit facilities continue to be made available by the respective lenders, in all cases as term loans, but (other than with respect to our KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms and additional collateral under certain of these credit facilities and we obtained new credit facilities. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Previously Existing Credit Facilities
The Royal Bank of Scotland(2)	$686.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2

The Elbe, the Kalamata, the Komodo, the Henry, the Hyundai Commodore (ex APL Commodore), the Hyundai Duke (ex APL Duke), the Independence, the Marathonas, the Messologi, the Mytilini, the Hope, the Honour, the SCI Pride, the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter

Emporiki Bank of Greece S.A.	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank	$253.2	The YM Colombo (ex SNL Colombo), the YM

of Greece		Seattle, the YM Vancouver and the YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$298.5	The ZIM Dalian, the Hanjin Santos YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$35.0	The Deva and the Derby D
KEXIM	$41.9	The CSCL Europe and the CSCL America
KEXIM—ABN Amro	$79.3	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank	$123.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS	$100.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$37.1	The Hanjin Greece
Club Facility	$83.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$80.0	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$189.8	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Hyundai Samho Vendor	$186.4	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                          As of September 30, 2012.

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of September 30, 2012, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of September 30, 2012.

For additional details regarding the Bank Agreement, the New Credit Facilities with existing lenders, Sinosure-CEXIM Credit Facility and Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012, as well as Note 10, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements will be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

We are currently in an over-hedged position under our cash flow interest rate swaps, which is due to deferred progress payments to shipyards, cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller’s financing and equity proceeds from our private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above our variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $17.7 million in the nine months ended September 30, 2012 compared to $30.2 million in the nine months ended September 30, 2011. The over-hedged position described above is gradually being reduced and ultimately will be eliminated by the end of 2012.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three and nine months ended September 30, 2012 and 2011.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Leasing Arrangements

Lloyds Bank has informed the Company that the U.K. tax authority, Her Majesty’s Revenue and Customs, is investigating and has challenged the tax position of the partnership formed by a subsidiary of Lloyds Bank (“Lloyds”) together with Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company relating to a structured transaction involving six vessels in its fleet.  In 2008, the Company exercised its right, pursuant to the terms of these arrangements, as restructured in October 2007, to have its wholly-owned subsidiaries replace the Lloyds subsidiary as direct owners of these six vessels. As part of the 2007 restructuring the Company agreed to indemnify the counterparties for up to 90% of any resulting tax liabilities, plus tax gross-up payments if applicable, in the event the tax treatment of the transaction were challenged by the tax authorities.  See Note 12, Commitments and Contingencies—Contingencies, to our unaudited (condensed) consolidated financial statements included elsewhere herein.

Capitalization

The table below sets forth our consolidated capitalization as of September 30, 2012. As of the date of this filing, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations or special dividends.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

As of September 30, 2012
(US Dollars in thousands)
Debt:
Total debt(1)	$3,417,515

Stockholders’ equity:
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued)	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,604,040 shares issued and outstanding (2)(3)	1,096
Additional paid-in capital	545,923
Accumulated other comprehensive loss	(386,205)
Retained earnings	362,934
Total stockholders’ equity	523,748
Total capitalization	$3,941,263

(1)      Total debt includes $186.4 million of vendor financing as of September 30, 2012. All of our indebtedness is secured.

(2)                   Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

(3)                   We have agreed to issue in 2012 an additional 609 new shares of common stock to employees of our manager in respect of equity awards granted in 2011.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2012 (unaudited) and December 31, 2011	F-2

Condensed Consolidated Statements of Income and Comprehensive Income for the Three and Nine Months Ended September 30, 2012 and 2011 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2011 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	September 30, 2012	December 31, 2011
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$37,575	$51,362
Restricted cash	3	8	2,909
Accounts receivable, net		9,761	4,176
Inventories		16,719	16,187
Prepaid expenses		330	1,311
Due from related parties		5,368	9,128
Other current assets		5,000	8,218
Total current assets		74,761	93,291

Fixed assets, net	4	4,154,236	3,241,951
Advances for vessels under construction	5	—	524,286
Deferred charges, net	6	91,560	99,711
Restricted cash	3	430	—
Other non-current assets	11b,7	35,829	28,865
Total non-current assets		4,282,055	3,894,813
Total assets		$4,356,816	$3,988,104

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$11,615	$15,144
Accrued liabilities	8	39,926	36,117
Current portion of long-term debt	10	96,023	41,959
Current portion of vendor financing	10	46,693	10,857
Unearned revenue		7,424	6,993
Other current liabilities	9	111,494	120,623
Total current liabilities		313,175	231,693

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	3,135,111	2,960,288
Vendor financing, net of current portion	10	139,688	54,288
Other long-term liabilities	9,11a	245,094	299,300
Total long-term liabilities		3,519,893	3,313,876
Total liabilities		3,833,068	3,545,569

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2012 and December 31, 2011)	13	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized. 109,604,040 issued and outstanding as of September 30, 2012. 109,563,799 issued and outstanding as of December 31, 2011)	13	1,096	1,096
Additional paid-in capital		545,923	545,884
Accumulated other comprehensive loss	11a	(386,205)	(456,105)
Retained earnings		362,934	351,660
Total stockholders’ equity		523,748	442,535
Total liabilities and stockholders’ equity		$4,356,816	$3,988,104

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2012	2011	2012	2011

OPERATING REVENUES		$156,289	$126,004	$437,183	$339,757

OPERATING EXPENSES
Voyage expenses		(3,704)	(3,640)	(9,960)	(7,915)
Vessel operating expenses		(31,344)	(31,521)	(92,831)	(87,448)
Depreciation	4	(38,517)	(28,139)	(105,424)	(76,580)
Amortization of deferred drydocking and special survey costs	6	(1,574)	(1,368)	(4,188)	(4,648)
General and administrative expenses		(5,093)	(4,701)	(15,177)	(14,046)
Gain on sale of vessel	15	—	—	830	—
Income From Operations		76,057	56,635	210,433	149,120

OTHER INCOME (EXPENSE)
Interest income		426	323	1,180	969
Interest expense		(24,202)	(14,355)	(64,052)	(39,166)
Other finance costs		(5,034)	(3,590)	(12,993)	(10,916)
Other income (expense), net		287	118	763	(1,981)
Unrealized and realized losses on derivatives	11	(54,568)	(39,964)	(124,057)	(93,647)
Total Other Income (Expenses), net		(83,091)	(57,468)	(199,160)	(144,741)

Net (Loss)/Income		$(7,034)	$(833)	$11,274	$4,379

Other Comprehensive Income/(Loss)
Change in fair value of financial instruments		—	(26,523)	40,536	(11,565)
Deferred realized losses on cash flow hedges amortized over the life of the newbuildings		—	(6,976)	(7,035)	(24,907)
Amortization of deferred realized losses on cash flow hedges		1,012	459	2,511	1,046
Reclassification of unrealized losses to earnings		35,731	(4,457)	33,888	(16,678)
Total Other Comprehensive Income/(Loss)		36,743	(37,497)	69,900	(52,104)
Comprehensive Income/(Loss)		29,709	(38,330)	81,174	(47,725)

EARNINGS PER SHARE
Basic and diluted net (loss)/income per share		$(0.06)	$(0.01)	$0.10	$0.04
Basic and diluted weighted average number of common shares	14	109,613	109,003	109,609	108,865

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2012	2011
Cash Flows from Operating Activities
Net income	$11,274	$4,379

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	105,424	76,580
Amortization of deferred drydocking and special survey costs	4,188	4,648
Amortization of finance and other costs	10,467	6,594
Exit fee accrued on debt	1,831	1,163
Stock based compensation	39	70
Payments for drydocking/special survey	(6,340)	(7,008)
Gain on sale of vessel	(830)	—
Change in fair value of warrants	—	2,253
Amortization of deferred realized losses on interest rate swaps	2,511	1,046
Unrealized (gain)/loss on derivatives	8,332	(2,861)
Realized losses on cash flow hedges deferred in Other Comprehensive Loss	(7,035)	(24,907)

(Increase)/Decrease in
Accounts receivable	(5,585)	(1,685)
Inventories	(532)	(4,849)
Prepaid expenses	981	1,292
Due from related parties	3,760	(444)
Other assets, current and long-term	(4,381)	(10,088)

Increase/(Decrease) in
Accounts payable	(3,529)	(1,624)
Accrued liabilities	5,814	(14,584)
Unearned revenue, current and long term	431	932
Other liabilities, current and long-term	2,215	231
Net Cash provided by Operating Activities	129,035	31,138

Cash Flows from Investing Activities
Vessels under construction and vessels additions	(375,378)	(454,120)
Net proceeds from sale of vessel	5,635	—
Net Cash used in Investing Activities	(369,743)	(454,120)

Cash Flows from Financing Activities
Proceeds from long-term debt	266,920	327,597
Payments of long-term debt	(42,370)	(42,777)
Deferred finance costs	(100)	(30,217)
Decrease of restricted cash	2,471	2,811
Net Cash provided by Financing Activities	226,921	257,414

Net Decrease in Cash and Cash Equivalents	(13,787)	(165,568)
Cash and Cash Equivalents at beginning of period	51,362	229,835
Cash and Cash Equivalents at end of period	$37,575	$64,267

Supplementary Cash Flow information
Non-cash capitalized interest on vessels under construction	$—	$1,308
Non-cash other predelivery expenses on vessels under construction	$—	$531
Non-cash deferred financing fees	$64	$56,497
Final installment for delivered vessels financed under Vendor Financing arrangement	$124,855	$65,145

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1       Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 13, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of September 30, 2012, the consolidated results of operations for the three and nine months ended September 30, 2012 and 2011 and the consolidated cash flows for the nine months ended September 30, 2012 and 2011. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2011. The results of operations for the three and nine months ended September 30, 2012, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2012, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Seasenator Shipping Ltd.	June 11, 1996	Honour	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	Hope	1989	3,908
Appleton Navigation S.A.	May 12, 1998	Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	SCI Pride	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	1986	3,039
Independence Navigation Inc.	October 9, 2002	Independence	1986	3,045
Victory Shipholding Inc.	October 9, 2002	Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyundai Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Marathonas	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100

(1)   Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2       Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

Recent Accounting Pronouncements

Fair Value

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amended guidance was effective for the Company beginning January 1, 2012. The adoption of the new guidance for fair value measurements had no effect on the Company’s condensed consolidated financial statements.

3       Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of September 30, 2012	As of December 31, 2011
Retention account	$8	$2,909
Restricted deposits	$430	$—
Total	$438	$2,909

The Company was required to maintain cash of $8 thousand and $2.9 million as of September 30, 2012 and December 31, 2011, respectively, in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

Furthermore, as of September 30, 2012, the Company recorded non-current restricted cash of $0.4 million in relation to one of its swaps following the sale of the Montreal, from which based on its Bank Agreement, any sale proceeds should be applied towards the repayment of the respective loan outstanding as well as cash collateral of the outstanding swap with the respective bank (prorated based on market values).

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4       Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2011	$2,629,136	$(355,653)	$2,273,483
Additions	1,074,646	(106,178)	968,468
As of December 31, 2011	$3,703,782	$(461,831)	$3,241,951
Additions	1,022,514	(105,424)	917,090
Disposal	(20,606)	15,801	(4,805)
As of September 30, 2012	$4,705,690	$(551,454)	$4,154,236

i.                            On February 16, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Together, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

ii.                         On February 28, 2012, the Company took delivery of the newbuilding 8,530 TEU vessel, the CMA CGM Melisande, for a contract price of $117.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

iii.                      On March 8, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Tenacity, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

iv.                     On May 3, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Smart, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

v.                        On June 7, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Speed, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

vi.                     On June 29, 2012, the Company took delivery of the newbuilding 13,100 TEU vessel, the Hyundai Ambition, for a contract price of $168.5 million. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

vii.                  On April 27, 2012, the Company sold and delivered the Montreal (ex Hanjin Montreal). The net sale consideration was $5.6 million and the Company recognized a gain on sale of $0.8 million during the nine months ended September 30, 2012. Refer to Note 15, Sale of Vessel.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $432.2 million as of September 30, 2012 and $361.5 million as of December 31, 2011. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

The contract price of each newbuilding vessel, as discussed above, excludes any items capitalized during the construction period, such as interest expense and other predelivery expenses, which increase the total cost of each vessel recorded upon delivery under “Fixed Assets, net” in the condensed Consolidated Balance Sheets.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5       Advances for Vessels under Construction

a)    Advances for vessels under construction were as follows (in thousands):

	As of September 30, 2012	As of December 31, 2011
Advance payments for vessels	$—	$196,730
Progress payments for vessels	—	288,091
Capitalized interest	—	39,465
Total	$—	$524,286

As of September 30, 2012, the Company completed its extensive newbuilding program and has taken delivery of all of its vessels under construction.

b)    Advances for vessels under construction and transfers to vessels’ cost as of September 30, 2012 and December 31, 2011, were as follows (in thousands):

As of January 1, 2011	$904,421
Additions	693,030
Transfer to vessels’ cost	(1,073,165)
As of December 31, 2011	$524,286
Additions	497,661
Transfer to vessels’ cost	(1,021,947)
As of September 30, 2012	$—

6       Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and other Costs	Total Deferred Charges
As of January 1, 2011	$5,013	$19,679	$24,692
Additions	7,218	83,301	90,519
Amortization	(5,800)	(9,700)	(15,500)
As of December 31, 2011	$6,431	$93,280	$99,711
Additions	6,340	164	6,504
Amortization	(4,188)	(10,467)	(14,655)
As of September 30, 2012	$8,583	$82,977	$91,560

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7       Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of September 30, 2012	As of December 31, 2011
Fair value of swaps	$3,329	$3,964
Notes receivable from ZIM	31,250	23,538
Other non-current assets	1,250	1,363
Total	$35,829	$28,865

On October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. (“ZIM”), to revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place, reducing the cash settlement of each charter hire by 17.5% for a period up to December 31, 2012 which becomes a subsequent payment. Each subsequent payment, which accumulates in any financial quarter, is satisfied by callable exchange notes (the “CENs”). CENs will be issued by ZIM once per financial quarter at a face value equal to the aggregate amount of such subsequent payments from that financial quarter plus a premium amount (being an amount calculated as if each such subsequent payment had accrued interest at the rate of 6% per annum from the date when it would have been due under the original charter party until the relevant issue date for the CENs). Unless previously converted at the holder’s option into ZIM’s common stock (only upon ZIM becoming a publicly listed company) or redeemed partially prior to or in full in cash, on July 1, 2016, ZIM will redeem the CENs at their remaining nominal amount together with the 6% interest accrued up to that date in cash only. In this respect, the Company recorded a note receivable from ZIM in “Other non-current assets” of $31.3 million and $23.5 million as of September 30, 2012 and December 31, 2011, respectively.

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

8       Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of September 30, 2012	As of December 31, 2011
Accrued payroll	$1,065	$1,109
Accrued interest	14,541	10,543
Accrued expenses	24,320	24,465
Total	$39,926	$36,117

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $19.0 million and $18.5 million as of September 30, 2012 and December 31, 2011, respectively, as well as other accruals related to the operation of the Company’s fleet of $5.3 million and $6.0 million as of September 30, 2012 and December 31, 2011, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                      Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of September 30, 2012	As of December 31, 2011
Fair value of swaps	$111,129	$120,623
Other current liabilities	365	—
Total	$111,494	$120,623

Other long-term liabilities consisted of the following (in thousands):

	As of September 30, 2012	As of December 31, 2011
Fair value of swaps	$235,709	$291,829
Other long-term liabilities	9,385	7,471
Total	$245,094	$299,300

Other long-term liabilities mainly consist of $4.8 million and $4.7 million as September 30, 2012 and December 31, 2011, respectively, in relation to a deferred fee accrued pursuant to the Bank Agreement (refer to Note 10, Long-Term Debt), which will be cash settled on December 31, 2014 and is recorded at amortized cost.

In respect of the fair value of swaps, refer to Note 11a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt

Long-term debt consisted of the following (in thousands):

Lender	As of September 30, 2012	Current portion	Long-term portion	As of December 31, 2011	Current portion	Long-term portion
The Royal Bank of Scotland	$686,800	$2,276	$684,524	$663,300	$—	$663,300
HSH Nordbank	35,000	4,085	30,915	35,000	—	35,000
The Export-Import Bank of Korea (“KEXIM”)	41,903	10,369	31,534	49,679	10,369	39,310
The Export-Import Bank of Korea & ABN Amro	79,359	11,250	68,109	90,609	11,250	79,359
Deutsche Bank	180,000	1,941	178,059	180,000	—	180,000
Emporiki Bank of Greece	156,800	4,173	152,627	156,800	—	156,800
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	658,160	—	658,160	664,325	—	664,325
Credit Suisse	221,100	4,475	216,625	221,100	—	221,100
ABN Amro-Lloyds TSB-National Bank of Greece	253,200	4,394	248,806	253,200	—	253,200
Deutsche Schiffsbank-Credit Suisse-Emporiki Bank of Greece	298,500	7,772	290,728	298,500	—	298,500
The Royal Bank of Scotland (New Credit Facility)	100,000	3,848	96,152	57,200	—	57,200
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (New Credit Facility)	123,750	10,151	113,599	70,250	—	70,250
ABN Amro-Lloyds TSB-National Bank of Greece (New Credit Facility)	37,100	2,607	34,493	37,100	—	37,100
Sinosure CEXIM-Citi-ABN Amro Credit Facility	189,840	20,340	169,500	203,400	20,340	183,060
Club Facility (New Credit Facility)	83,900	6,064	77,836	16,780	—	16,780
Citi-Eurobank (New Credit Facility)	80,000	2,278	77,722	—	—	—
Comprehensive Financing Plan exit fee accrued	3,423	—	3,423	1,592	—	1,592
Fair value hedged debt	2,299	—	2,299	3,412	—	3,412
Total long-term debt	$3,231,134	$96,023	$3,135,111	$3,002,247	$41,959	$2,960,288
Hyundai Samho Vendor Financing	$186,381	$46,693	$139,688	$65,145	$10,857	$54,288

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

Maturities of long-term debt for the next five years and thereafter subsequent to September 30, 2012, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
September 30, 2013	$82,607	$13,416	$—	$96,023
September 30, 2014	130,597	22,793	—	153,390
September 30, 2015	145,913	39,840	—	185,753
September 30, 2016	175,283	159,746	—	335,029
September 30, 2017	192,430	171,817	—	364,247
September 30, 2018 and thereafter	302,056	252,039	1,536,875	2,090,970
Total long-term debt	$1,028,886	$659,651	$1,536,875	$3,225,412

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

The maturities of long-term debt for the twelve month periods subsequent to September 30, 2012 are based on the terms of the Bank Agreement, under which the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after May 15, 2013; thereafter until December 31, 2018 it will be required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company’s estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Maturities of Hyundai Samho vendor financing for the next periods subsequent to September 30, 2012, are as follows (in thousands):

Payment due by period ended
September 30, 2013	$46,693
September 30, 2014	57,388
September 30, 2015	53,769
September 30, 2016	28,531
Total vendor financing	$186,381

As of February 9, 2012, the Company signed a supplemental letter extending the terms of the August 12, 2010 supplemental letter through June 30, 2014, which amended the interest rate margin and the financial covenants of its KEXIM-ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), effective from June 30, 2010 through June 30, 2012, and the interest rate margin was increased by 0.5 percentage points for the same period.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

Bank Agreement

On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company’s then-existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the “Intercreditor Agreement”), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the New Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continue to provide the Company’s then-existing credit facilities and amended the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement.

Under the terms of the Bank Agreement, borrowings under each of the Company’s existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

The Company is required to pay an amendment fee of $5.0 million on December 31, 2014. This amendment fee was accrued under the “Other long-term liabilities” in the consolidated balance sheet and is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

Principal Payments

Under the terms of the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, until after March 31, 2013; thereafter, the Company will be required to make quarterly principal payments in fixed amounts, in relation to the Company’s total debt commitments from the Company’s lenders under the Bank Agreement and New Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2013	—	19,481,395	21,167,103	21,482,169	—	62,130,667
2014	22,722,970	21,942,530	22,490,232	24,654,040	—	91,809,772
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867
Total						786,956,945

*                           The Company may elect to make the scheduled payments shown in the above table three months earlier.

Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow of the preceding financial quarter until the earlier of (x) the date on which the Company’s consolidated net leverage is below 6:1 and (y) May 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow of the preceding financial quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company’s consolidated debt, would be applied first to the prepayment of the New Credit Facilities and after the New Credit Facilities are repaid, to the existing credit facilities. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

Under the Bank Agreement, “Actual Free Cash Flow” with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro-rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro-rata share of operating cash flow of any Applicable Second Lien Vessel (which means, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows

•                                          50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), excluding the $200 million of net equity proceeds which was a condition to the Bank Agreement and were received in August 2010 for which there are no specified required uses, after entering into the Bank Agreement and 25% of any additional net equity proceeds thereafter until December 31, 2018; and

•                                          any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the New Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the New Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the New Credit Facilities and then to the existing credit facilities. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company’s respective lenders under its existing credit facilities covered by the Bank Agreement and the New Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a “Change of Control” of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one-third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

Covenants and Events of Default

On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, amended covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of September 30, 2012.

Under the Bank Agreement, the financial covenants under each of the Company’s existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants below through June 30, 2014 under the supplemental letter dated August 12, 2010 and amendment thereto dated February 9, 2012 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

•                                          maintain a ratio of (i) the market value of all of the vessels in the Company’s fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company’s consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

•                                          maintain a minimum ratio of (i) the market value of the nine vessels (Hull Nos. S458, S459, S460, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company’s aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

•                                          maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter, other than during 2012 when the Company will be required to maintain a minimum amount of $20.0 million;

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

•                                         ensure that the Company’s (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

•                                         ensure that the ratio of the Company’s (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

•                                         maintain a consolidated market value adjusted net worth (defined as the amount by which the Company’s total consolidated assets adjusted for the market value of the Company’s vessels in the water less cash and cash equivalents in excess of the Company’s debt service requirements exceeds the Company’s total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company’s financial statements for the relevant period) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

Under the terms of the Bank Agreement, the existing credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by the manager for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral and Guarantees

Each of the Company’s existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company’s subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

New Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities (“New Credit Facilities”):

(i)                                     a $123.8 million credit facility provided by HSH, which is secured by Hyundai Speed, Hanjin Italy and CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

(ii)                                  a $100.0 million credit facility provided by RBS, which is secured by Hyundai Smart and Hanjin Greece and customary shipping industry collateral related thereto;

(iii)                               a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Germany and customary shipping industry collateral related thereto;

(iv)                              a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

(v)                                 a $80 million credit facility with Citibank and Eurobank, which is secured by Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the “New Credit Facilities”).

As of September 30, 2012, $424.8 million was outstanding under the above New Credit Facilities and there were nil undrawn funds available.

Borrowings under each of the New Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the aggregate outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the aggregate outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the aggregate outstanding indebtedness thereunder exceeds $376 million.

Principal Payments

Under the Bank Agreement, the Company is not required to repay any outstanding principal amounts under its New Credit Facilities until after March 31, 2013 and thereafter it will be required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under “—Bank Agreement—Principal Payments.”

Covenants, Events of Default and Other Terms

The New Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company’s existing credit facilities as revised under the Bank Agreement described above.

Collateral and Guarantees

The collateral described above relating to the newbuildings being financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders who participate in the new $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the existing credit facilities the Company has with such lenders. The lenders under the other New Credit Facilities also received a lien on the respective vessels securing such New Credit Facilities as additional collateral in respect of its existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its currently unsecured interest rate arrangements with them.

In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Maersk Deva (ex Bunya Raya Tujuh), the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Bunya Raya Tiga, CSCL America (ex MSC Baltic) and the CSCL Le Havre as collateral in respect of all borrrowings from RBS.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

The Company’s obligations under the New Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company’s Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM-Citi-ABN Amro Credit Facility

On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China (“CEXIM”) for a senior secured credit facility (the “Sinosure-CEXIM Credit Facility”) of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The Company took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

As of September 30, 2012, $189.8 million was outstanding under the credit facility and there were no undrawn funds available.

Covenants, Events of Default and Other Terms

The Sinosure-CEXIM Credit Facility requires the Company to:

•                                          maintain a ratio of total net debt (defined as total liabilities less cash and cash equivalents) to adjusted total consolidated assets (total consolidated assets with market value of vessels replacing book value of vessels less cash and cash equivalents) of no more than 70%;

•                                          maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%;

•                                          maintain minimum free consolidated unrestricted cash and cash equivalents, through February 21, 2014, of $30.0 million, and the higher of $30.0 million and 2% of consolidated total debt thereafter;

•                                          ensure that the ratio of the Company’s (i) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, financing payments, fees and commissions and capital losses on vessel cancellations and before any non-recurring items) for the last twelve months to (ii) interest expense (defined as the aggregate amount of interest, commission, fees and other finance charges (excluding capitalized interest)) exceeds 2.50:1; and

•                                          maintain a consolidated market value adjusted net worth (defined as the Company’s total consolidated assets adjusted for the market value of the Company’s vessels less the Company’s total consolidated liabilities) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than six months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10               Long-Term Debt (continued)

The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a change in, or breach of the management agreement by, the manager for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

Collateral

The Sinosure-CEXIM Credit Facility is secured by customary pre-delivery and post-delivery shipping industry collateral with respect to the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

The Company entered into an agreement with Hyundai Samho Heavy Industries (“Hyundai Samho”) for a financing facility of $190.0 million in respect of eight of its newbuilding containerships being built by Hyundai Samho, Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy and Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding.

Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company will be required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fees

The Company will be required to pay an Initial Exit Fee of $15.0 million. Furthermore, the Company will be required to pay an Additional Exit Fee of $10.0 million, if it does not repay at least $150.0 million in the aggregate with equity proceeds by December 31, 2013. Both Exit Fees, in the respective proportion to Existing Facilities and New Money Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the condensed consolidated Statement of Income over the life of the respective facilities (with the effective interest method) and are reported under “Long-term debt, net of current portion” in the condensed consolidated Balance Sheet. The Company has recognized an amount of $3.4 million and $1.6 million as of September 30, 2012 and December 31, 2011, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                    Long-Term Debt (continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Previously Existing Credit Facilities
The Royal Bank of Scotland(2)	$686.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$658.2

The Elbe, the Kalamata, the Komodo, the Henry, the Hyundai Commodore (ex APL Commodore), the Hyundai Duke (ex APL Duke), the Independence, the Marathonas, the Messologi, the Mytilini, the Hope, the Honour, the SCI Pride, the Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter

Emporiki Bank of Greece S.A.	$156.8	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$180.0	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston
Credit Suisse	$221.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Lloyds TSB—National Bank of Greece	$253.2	The YM Colombo (ex SNL Colombo), the YM Seattle, the YM Vancouver and the YM Singapore
Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$298.5	The ZIM Dalian, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$35.0	The Deva and the Derby D
KEXIM	$41.9	The CSCL Europe and the CSCL America
KEXIM—ABN Amro	$79.3	The CSCL Pusan and the CSCL Le Havre
New Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank	$123.8	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS	$100.0	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$37.1	The Hanjin Greece
Club Facility	$83.9	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$80.0	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$189.8	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Hyundai Samho Vendor	$186.4	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                 As of September 30, 2012.

(2)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of September 30, 2012, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of September  30, 2012.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de-designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements will be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. The Company recorded in its earnings unrealized gains from changes in the fair value of the cash flow interest rate swap an amount of $22.9 million for the three months ended September 30, 2012.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately. The Company reclassified from Accumulated Other Comprehensive Loss to its earnings unrealized losses of $35.7 million for the three months ended September 30, 2012.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value September 30, 2012	Fair Value December 31, 2011
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(23,266)	$(26,764)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	(13,634)	(18,532)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	(5,333)	(7,923)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	(5,356)	(7,962)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	(5,244)	(7,779)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	(39,702)	(47,139)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	(24,337)	(27,730)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	(24,686)	(28,143)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	(1,968)	(17,277)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	(18,311)	(22,604)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	(14,694)	(15,664)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	(14,806)	(15,826)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	(28,138)	(29,584)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	(24,296)	(29,468)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	(36,472)	(39,092)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	(14,491)	(15,370)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	(28,710)	(29,579)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	(23,394)	(26,016)
Total fair value							$(346,838)	$(412,452)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments (continued)

The Company recorded in the condensed consolidated statements of income hedge ineffectiveness gains of $1.8 million and $16.9 million for the nine months ended September 30, 2012 and 2011, respectively, unrealized gains of $25.1 million and unrealized loss of $14.8 million in relation to fair value changes of interest rate swaps (not qualifying for hedge accounting) for the nine months ended September 30, 2012 and 2011, respectively. Furthermore, deferred realized losses of nil and $0.2 million were reclassified from “Accumulated other comprehensive loss” in the condensed consolidated balance sheets to the condensed consolidated statements of income for the nine months ended September 30, 2012 and 2011, respectively, as well as $35.7 million unrealized losses were reclassified from Accumulated Other Comprehensive Loss to earnings for the three months ended September 30, 2012 (following the hedge accounting discontinuance as of July 1, 2012). The total fair value change of the interest rate swaps for the nine months ended September 30, 2012 and 2011, amounted to $65.6 million and $26.3 million, respectively.

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Deferred realized losses on cash flow hedges of $7.0 million and $24.9 million were recorded in other comprehensive loss for the nine months ended September 30, 2012 and 2011, respectively. In addition, an amount of $2.5 million and $1.1 million was reclassified into earnings for the nine months ended September 30, 2012 and 2011, respectively, representing its amortization over the depreciable life of the vessels. Following the delivery of all of our vessels under construction, deferral of realized losses on cash flow hedges is eliminated since June 30, 2012.

	Three months ended September 30,	Three months ended September 30,
	2012	2011
	(in millions)
Total realized losses	$(41.1)	$(42.8)
Realized losses deferred in Other Comprehensive Loss	—	7.0
Realized losses expensed in condensed consolidated Statements of Income	(41.1)	(35.8)
Amortization of deferred realized losses	(1.0)	(0.5)
Unrealized gains/(losses)	(12.8)	(4.5)
Unrealized and realized losses on cash flow interest rate swaps	$(54.9)	$(40.8)

	Nine months ended September 30,	Nine months ended September 30,
	2012	2011
	(in millions)
Total realized losses	$(121.6)	$(122.0)
Realized losses deferred in Other Comprehensive Loss	7.0	24.9
Realized losses expensed in condensed consolidated Statements of Income	(114.6)	(97.1)
Amortization of deferred realized loss	(2.5)	(1.1)
Unrealized gains/(losses)	(8.8)	1.9
Unrealized and realized losses on cash flow interest rate swaps	$(125.9)	$(96.3)

The Company is in an over-hedged position under its cash flow interest rate swaps, which is due to deferred progress payments to shipyards and cancellation of three newbuildings in 2010, replacements of variable interest rate debt with a fixed interest rate seller’s financing and equity proceeds from the Company’s private placement in 2010, all of which reduced initial forecasted variable interest rate debt and resulted in notional cash flow interest rate swaps being above the variable interest rate debt eligible for hedging. Realized losses attributable to the over-hedging position were $17.7 million and $30.2 million for the nine months ended September 30, 2012 and 2011, respectively, as well as $5.0 million and $10.3 million for the three months ended September 30, 2012 and 2011, respectively. The over-hedged position described above will be gradually reduced and ultimately eliminated by the end of 2012.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments (continued)

b.  Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements will continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value September 30, 2012	Fair Value December 31, 2011
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$1,595	$1,917
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	1,734	2,047
Total fair value							$3,329	$3,964

The total fair value change of the interest rate swaps for the period from January 1, 2012 until September 30, 2012, amounted to $(0.6) million loss, and is included in the condensed consolidated Statement of Income in “Unrealized and realized loss on derivatives”. The related asset of $3.3 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2012 until June 30, 2012, was $0.9 million gain. The net ineffectiveness for the six months ended June 30, 2012, amounted to $0.5 million gain and is shown in the condensed consolidated Statement of Income in “Unrealized and realized loss on derivatives”. The Company reclassified from “Long-term debt, net of current portion”, where its fair value of hedged item is recorded, to its earnings unrealized losses of $0.1 million for the three months ended September 30, 2012 (following the hedge accounting discontinuance as of July 1, 2012).

	Three months ended September 30, 2012	Three months ended September 30, 2011
	(in millions)
Unrealized gains/(losses) on swap asset	$(0.2)	$0.4
Unrealized gains/(losses) on fair value of hedged debt	—	(0.3)
Amortization of fair value of hedged debt	0.1	0.2
Realized gains	0.4	0.5
Unrealized and realized losses on fair value interest rate swaps	$0.3	$0.8

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments (continued)

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
	(in millions)
Unrealized gains/(losses) on swap asset	$(0.6)	$0.1
Unrealized gains/(losses) on fair value of hedged debt	0.6	0.3
Amortization of fair value of hedged debt	0.5	0.6
Realized gains	1.3	1.7
Unrealized and realized losses on fair value interest rate swaps	$1.8	$2.7

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2012.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of September 30, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Assets
Interest rate swap contracts	$3,329	$—	$3,329	$—
Liabilities
Interest rate swap contracts	$346,838	$—	$346,838	$—

	Fair Value Measurements as of December 31, 2011
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Assets
Interest rate swap contracts	$3,964	$—	$3,964	$—
Liabilities
Interest rate swap contracts	$412,452	$—	$412,452	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 11(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of September 30, 2012, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11               Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2012		As of December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$37,575	$37,575	$51,362	$51,362
Restricted cash, including current portion	$438	$438	$2,909	$2,909
Accounts receivable, net	$9,761	$9,761	$4,176	$4,176
Notes receivable from ZIM	$31,250	$32,370	$23,538	$23,847
Accounts payable	$11,615	$11,615	$15,144	$15,144
Long-term debt, including current portion	$3,231,134	$3,231,134	$3,002,247	$3,002,247
Vendor financing, including current portion	$186,381	$186,989	$65,145	$65,034

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of September 30, 2012
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Cash and cash equivalents	$37,575	$37,575	$—	$—
Restricted cash	$438	$438	$—	$—
Notes receivable from ZIM(1)	$32,370	$—	$32,370	$—
Long-term debt, including current portion(2)	$3,231,134	$—	$3,231,134	$—
Vendor financing, including current portion(3)	$186,989	$—	$186,989	$—

(1)                                 The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)                                 The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

(3)                                 The fair value of the Company’s Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

12               Commitments and Contingencies

Commitments

As of September 30, 2012, the Company completed its extensive newbuilding program and has taken delivery of all of its vessels under construction. As of September 30, 2012 and December 31, 2011, the Company had outstanding commitments for the construction of its container vessels of nil and $482.5 million, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12               Commitments and Contingencies (continued)

Contingencies

During 2004, the Company entered into a structured finance transaction involving six vessels in its fleet (including two vessels then under construction) whereby such vessels were acquired by separate partnerships formed by a subsidiary of Lloyds Bank (“Lloyds”) together with Allco Finance Limited, a U.K.-based financing company, and Allco Finance UK Limited, a U.K.-based financing company, which then agreed to lease the vessels to the Company. In 2008, the Company exercised its right, pursuant to the terms of these arrangements, as restructured in October 2007, to have its wholly owned subsidiaries replace the partnerships as direct owners of these six vessels. As part of the 2007 restructuring the Company agreed to indemnify the counterparties for up to 90% of any resulting tax liabilities, plus tax gross-up payments if applicable, in the event Lloyds tax treatment of the transactions were challenged by the tax authorities.

Lloyds has informed the Company that the U.K. tax authority, Her Majesty’s Revenue and Customs, is investigating and has challenged the tax position of the partnership formed by its subsidiary and the Allco entities relating to the six vessels. Lloyds has not yet made a claim for indemnification from the Company. The Company, subject to certain conditions, has the right to cause Lloyds to litigate any tax assessment that may trigger these indemnification obligations. Although the Company is not the primary taxpaying entity involved in this investigation and has not been in discussions with the U.K. tax authorities, the Company believes that Lloyds’ tax position is correct and that it could cause Lloyds to litigate any tax assessment. As such, the Company believes a loss resulting from this matter is not probable and no accrual has been made in the Company’s consolidated financial statements. For the above reasons, the Company is currently unable to estimate the reasonably possible loss or range of reasonably possible losses under its indemnification obligations relating to these matters. Lloyds has preliminarily indicated to the Company, however, that, if the litigation of any tax assessment were not successful, its indemnification claim could amount to up to £72.8 million and that it believes that the matter could be resolved without litigation with an indemnification payment by the Company of £13.0 million.

On November 22, 2010, a purported Company shareholder filed a derivative complaint in the High Court of the Republic of the Marshall Islands. The derivative complaint names as defendants seven of the eight members of the Company’s board of directors at the time the complaint was filed. The derivative complaint challenges the amendments in 2009 and 2010 to the Company’s management agreement with Danaos Shipping and certain aspects of the sale of common stock in August 2010. The complaint includes counts for breach of fiduciary duty and unjust enrichment. On February 11, 2011, the Company filed a motion to dismiss the Complaint. After briefing was completed, the Court heard oral argument on October 26, 2011. On December 21, 2011, the Court granted the Company’s motion to dismiss but gave the plaintiff leave to file an amended complaint. Plaintiff filed the amended complaint on January 30, 2012. The amended complaint names the same parties and bases its claims on the same transactions. The Company has moved to dismiss the amended complaint and completed briefing on that motion on July 16, 2012. A hearing on the Company’s motion to dismiss is set for January 23, 2013. In the opinion of management, the disposition of this lawsuit will not have a material effect on the Company’s results of operations, financial position and cash flows.

Other than as described above, there are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13               Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. As of December 12, 2011, the Company granted 18,650 shares to certain employees of the Manager and recorded in “General and Administrative Expenses” an expense of $0.1 million representing the fair value of the stock granted as at the date of grant. The Company issued 18,041 new shares of common stock in the first quarter of 2012 and will issue the remaining 609 shares of common stock in 2012 to be distributed to the employees of the Manager in settlement of the shares granted in 2011. As of September 30, 2012, the Company had not granted any shares under the plans in 2012.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. During the three months ended March 31, 2012, one director elected to receive in Company shares 50% of his compensation and one director elected to receive in Company shares 100% of his compensation. During the three months ended June 30, 2012 and September 30, 2012, one director elected to receive in Company shares 50% of his compensation. On the last business day of the first, second and third quarters of 2012, rights to receive 6,234 shares in aggregate, 1,929 shares in aggregate and 2,434 shares in aggregate for the three months ended March 31, 2012, June 30, 2012 and September 30, 2012, respectively, were credited to the Director’s Share Payment Account. As of September 30, 2012 less than $0.1 million were reported in “Additional Paid-in Capital” in respect of these rights. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. Of the new shares issued by the Company in the first quarter of 2012, 22,200 new shares of common stock were distributed to directors of the Company in full settlement of shares credited as of December 31, 2011.

14               Earnings/(Loss) per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2012	September 30, 2011
	(in thousands)
Numerator:
Net income/(Loss)	$(7,034)	$(833)

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,613	109,003

	Nine months ended
	September 30, 2012	September 30, 2011
	(in thousands)
Numerator:
Net income	$11,274	$4,379

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,609	108,865

The Warrants issued and outstanding as of September 30, 2012 and September 30, 2011, were excluded from the diluted Earnings/(losses) per Share, because they were antidilutive.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15               Sale of Vessel

On April 27, 2012, the Company sold and delivered the Montreal (ex Hanjin Montreal). The net sale consideration was $5.6 million. The Company realized a net gain on this sale of $0.8 million. The Montreal (ex Hanjin Montreal) was 28 years old and was generating revenue under its time charter, which expired on March 31, 2012 (refer to Note 4, Fixed Assets, net).